

February 26, 2014

Via E-mail
Ira Dansky
Executive Vice President, General Counsel and Secretary
The Jones Group Inc.
1411 Broadway, 36th Floor
New York, New York 10018

      Re: The Jones Group Inc.
              Revised Preliminary Proxy Statement on Schedule 14A
              Filed February 25, 2014
              File No. 001-10746

Dear Mr. Dansky:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Citigroup Global Markets Inc. Financial Analyses and Opinion, page 59

Selected Public Companies Analysis, page 61

1. We note your response to comment 4 in our letter dated February 21, 2014. Please include your response in this section of the filing.

AlixPartners, LLP Analyses, page 72

2. We note your response to comment 2 in our letter dated February 21, 2014. Please disclose the instructions the consultant received from the company in connection with its analyses and describe any limitation imposed by the company on the scope of evaluating potential alternative courses of action. See Item 1015(b)(6) of Regulation M-A.

Please contact Ronald E. Alper, at (202) 551-3329, or Brigitte Lippmann, at (202) 551-3713, with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: George Schoen, Esq.
Cravath, Swaine & Moore LLP